                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. __________)*



                         The Fresh Juice Company, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  358 033 108
           ---------------------------------------------------------
                                 (CUSIP Number)

      Charles I. Weissman, Esq. Shereff, Friedman, Hoffman & Goodman, LLP
                          919 Third Avenue, 20th Floor
                           New York, New York 10022
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 18, 1998
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   Page 1 of 28 sequentially numbered pages


             Exhibit Index Appears at sequentially numbered Page 6.

                                  SCHEDULE 13D

---------------------                                     ---------------------
CUSIP NO. 358033108                                         PAGE 2 OF 28 PAGES
---------------------                                     ---------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         SARATOGA BEVERAGE GROUP, INC.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a)[ ]
                                                                         (b)[x]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         WC
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
-------------------------------------------------------------------------------
       NUMBER OF          7     SOLE VOTING POWER                      886,400
         SHARES         -------------------------------------------------------
      BENEFICIALLY        8     SHARED VOTING POWER
        OWNED BY        -------------------------------------------------------
          EACH            9     SOLE DISPOSITIVE POWER                 886,400
       REPORTING        -------------------------------------------------------
         PERSON          10     SHARED DISPOSITIVE POWER
          WITH
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    886,400
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     13.8%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
                                       CO
-------------------------------------------------------------------------------

                INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
               TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE
                         AND THE SIGNATURE ATTESTATION.

                               Page 2 of 28 Pages

                                  SCHEDULE 13D

---------------------                                     ---------------------
CUSIP NO. 358033108                                         PAGE 3 OF 28 PAGES
---------------------                                     ---------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         ROBIN PREVER
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a)[ ]
                                                                         (b)[x]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         PF
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
-------------------------------------------------------------------------------
        NUMBER OF         7     SOLE VOTING POWER                         1,000
         SHARES         -------------------------------------------------------
      BENEFICIALLY        8     SHARED VOTING POWER
        OWNED BY        -------------------------------------------------------
          EACH            9     SOLE DISPOSITIVE POWER                    1,000
        REPORTING       -------------------------------------------------------
         PERSON          10     SHARED DISPOSITIVE POWER
          WITH
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     1,000
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                                 [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     0.002%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
                                       IN
-------------------------------------------------------------------------------


                INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
               TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE
                         AND THE SIGNATURE ATTESTATION.


                               Page 3 of 28 Pages

ITEM 1.           SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the common stock, $.01 par value per share (the "Shares"), of The Fresh Juice Company, Inc., a Delaware corporation (the "Issuer"). As of March 18, 1998, the date of the event which required the filing of this Statement, the principal executive offices of the Issuer were located at 35 Walnut Avenue, Suite 4, Clark, NJ 07066, telephone (732) 396-1112.

ITEM 2.           IDENTITY AND BACKGROUND

         This Statement is being filed by the undersigned on behalf of (i) Saratoga Beverage Group, Inc. ("Saratoga"), which is a Delaware corporation with its principal place of business at 11 Geyser Road, Saratoga Springs, New York 12866, and (ii) Robin Prever, an individual having her business address at 11 Geyser Road, Saratoga Springs, New York, Saratoga and Robin Prever are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         Saratoga's principal business is the bottling, marketing and distribution of natural spring and mineral water products, and in the packaging of products for others. Saratoga has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The information set forth below is given with respect to each of (i) Robin Prever, and (ii) the remaining executive officers and directors of Saratoga, such being all of the persons enumerated in Instruction C to this Statement. Column (a) indicates the name of the person; column (b) indicates the business address of the person; column (c) indicates the person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; column (d) indicates whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; and column (e) indicates whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and, if so, identifies and describes such proceedings and summarizes the terms of such judgment, decree or final order. Each of such persons is a United States citizen.

                               Page 4 of 28 Pages

        (a)           (b)                    (c)                     (d)   (e)
-------------------  ----- ----------------------------------------  ----  ----
Robin Prever          (1)  President, Chief Executive Officer and     No    No
                           Co-Chairman of the Board, Saratoga

Carl T. Wolf          (2)  Co-Chairman of the Board, Saratoga         No    No

Adam Madkour          (1)  Chief Operating Officer, Saratoga          No    No

Gayle Henderson       (1)  Chief Financial Officer, Saratoga          No    No

Warren Lichtenstein   (3)  Director, Saratoga                         No    No

John A. Morabitto     (4)  Director, Saratoga                         No    No

Leonard Toboroff      (5)  Director, Saratoga                         No    No


(1) The business address for each of the indicated persons is 11 Geyser Road, Saratoga Springs, New York 12866.

(2) The business address of Mr. Wolf is c/o Lakota Investment Group, Inc., 627 Inwood Lane, South Orange, New Jersey 07079. Mr. Wolf is a private investor.

(3) The business address of Mr. Lichtenstein is Steel Partners, 750 Lexington Avenue, New York, New York 10022. Mr. Lichtenstein is the general partner of Steel Partners, a private investment firm.

(4) The business address of Mr. Morabitto is 1937 Fields Pond Drive, Marietta, Georgia 30068. Mr. Morabitto is division manager of Remy Amerique.

(5) The business address of Mr. Toboroff is c/o Riddell Sports, 900 Third Avenue, New York, New York 10022. Mr. Toboroff is an executive vice president and a director of Riddell Sports, Inc., a vice president and vice chairman of the board of directors of Allis-Chalmers Corp., and a director of Banner Industries and Engex Corporation.


                               Page 5 of 28 Pages

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Saratoga used internally generated funds to pay for the 61,400 shares already purchased. Saratoga will utilize internally generated funds to pay the purchase price in the event that the Option (as such term is defined herein) is exercised by Saratoga. Robin Prever used personal funds to purchase the Shares she beneficially owns.

ITEM 4.           PURPOSE OF TRANSACTION

     Saratoga has advised the Issuer, in a letter dated March 19, 1998, of its interest in purchasing all of the remaining outstanding common stock of the Issuer at a price of $3.25 per Share. A copy of such letter has been attached hereto as Exhibit A and such letter is incorporated herein by reference. Subsequent to the date of the letter, various representatives of Saratoga and the Issuer have engaged in preliminary conversations concerning a possible transaction at a price of up to $3.75 per Share. On March 29, 1998, the Issuer and Saratoga entered into a letter agreement (the "Agreement") whereby the Issuer agreed to certain "No-shop" provisions, subject to the Issuer's fiduciary duties, through a date not later than April 25, 1998. The Agreement further provides for the payment to Saratoga by the Issuer of $750,000 in the event the Issuer (i) enters into a definitive agreement with Saratoga and the transaction contemplated by such agreement is not consummated for reasons other than a result of (A) Saratoga being unable to obtain financing or (B) any failure on the part of Saratoga to comply with its obligations set forth in such agreement or (ii) accepts a superior offer on or before a date not later than July 24, 1998. The Agreement also provides for a payment in lieu of the payment referred to in the prior sentence of not more than $250,000 based upon documented out-of-pocket expenses of Saratoga if the Issuer is unable to obtain a fairness option from its investment banker with respect to the acquisition by Saratoga at $3.75 per Share and a superior offer is not accepted on or before a date not later than July 24, 1998. The summary of the Agreement is qualified in its entirety by the copy of the Agreement which is attached hereto as Exhibit B and is incorporated herein by reference.

     Except as discussed above and in Item 6, Saratoga has no plans or proposals which would relate to or result in any of the matters described in Paragraphs (a)-(j) of this Item 4.

     Robin Prever purchased the Shares she beneficially owns as an investment.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

     See the information contained in items (7) - (10), (11) and (13) of the cover pages of this Statement on Schedule 13D for a description of the aggregate number of and percentage of outstanding Shares beneficially owned by the Reporting Persons with respect to which each of the Reporting Persons has sole voting and disposition power. With respect to the Shares beneficially owned by Saratoga, such beneficial ownership was acquired by Saratoga on March 18, 1998 pursuant to the Option Agreement.

     Attached as Schedule A is a description of the transactions in the Shares that were effected by Saratoga in the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Saratoga and Steven Smith ("Smith") have entered into an Option Agreement, dated March 16, 1998 (the "Option Agreement") which was executed on March 18, 1998, pursuant to which Smith has granted to Saratoga the option (the "Option") to purchase 825,000 Shares (the "Option Shares") of the Issuer.

     In the event that the Option is exercised by Saratoga in accordance with the terms and conditions of the Option Agreement (which terms and conditions are hereby incorporated by reference), the price per Option Share to be utilized in the calculation of the purchase price shall be $3.00 per share; provided, however, that in the event the Issuer (i) consummates a business combination or (ii) executes a written agreement, instrument, letter of intent or understanding on or before March 15, 1999 and consummates a business combination under the terms set forth in such written agreement, instrument, letter of intent or understanding, or with a third party within 120 days after the exercise by Saratoga of the Option, then the purchase price for the Option Shares shall be equal to $3.00 plus fifty (50%) percent of the purchase price per Option Share in such business combination in excess of $3.00. The summary of the Option Agreement is qualified in its entirety by the copy of the Option Agreement which is attached hereto as Exhibit C and is incorporated herein by reference.

     On March 30, 1998, the Issuer and Saratoga entered into a confidentiality agreement (the "Confidentiality Agreement"). The Confidentiality Agreement provides, among other things, that Saratoga will not, without the prior written consent of the Issuer, for a period ending on the earlier to occur of (i) the execution of a definitive agreement between Saratoga and the Issuer, (ii) the termination by the Issuer of discussions with Saratoga, or (iii) thirty (30) days after the execution of the Confidentiality Agreement, acquire, offer to acquire or agree to acquire, directly or indirectly, in any manner any assets or voting shares of the Issuer other than pursuant to the Option Agreement or announce or publicly propose any transaction involving securities or any assets of the Issuer. The summary of the Confidentiality Agreement is qualified in its entirety by the copy of the Confidentiality Agreement which is attached hereto as Exhibit D and is incorporated herein by reference.

     Except as described, above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to the Shares.
                               Page 5 of 28 Pages--(continued)

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         (a) Exhibit A: Letter from Robin Prever on behalf of Saratoga Beverage Group, Inc. to Steve Bogan, dated March 19, 1998.

         (b) Exhibit B: Letter Agreement from Saratoga Beverage Group, Inc. to the Fresh Juice Company, Inc., dated March 29, 1998.

         (c) Exhibit C: Option Agreement by and between Steven Smith and Saratoga Beverage Group, Inc., dated March 16, 1998.

         (d) Exhibit D: Confidentiality Agreement executed by Saratoga Beverage Group, Inc., dated March 30, 1998.

         (e) Exhibit E: Agreement among signatories of this Schedule 13D with respect to its filing.


                               Page 6 of 28 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated: March 30, 1998

                                    Saratoga Beverage Group, Inc.



                                    By: /s/ Robin Prever
                                       --------------------------------------
                                    Name: Robin Prever
                                    Title: Chief Executive Officer



                                     /s/ Robin Prever
                                     ----------------------------------------
                                     Robin Prever


                               Page 7 of 28 Pages

EXHIBIT A

                                    NATURAL
                                  SARATOGA(R)
                                  SPRING WATER


March 19, 1998

Mr. Steve Bogen
Co-Chairman of the Board and
 Chief Executive Officer
35 Walnut Avenue, Suite 4
Clark, NJ 07066

Dear Sirs:

As we have discussed with Steve Bogen, we are convinced of the strategic benefits to be derived from a business continuation between The Fresh Juice Company and Saratoga Beverage Group, Inc. A combination of our two companies would create a stronger, more competitive company, while rewarding your existing shareholders with a cash offer at a premium to the current market price.

We have executed an option agreement, which subsequent to April 1, 1998, will give Saratoga beneficial ownership of approximately 13% of The Fresh Juice Company. We would like to purchase the remaining outstanding common stock for $3.25 per share. Our offer represents a 48% premium to the average 20 day closing price (ending March 18, 1998) of $2.20 per share. Please note that this offer will expire at 12:00 p.m. March 27, 1998.

Consummation of this business combination is subject to execution of a definitive merger agreement, completion of due diligence (which we are prepared to commence immediately), as well as required regulatory approvals. We are highly confident that financing will not represent an impediment to the consummation of the proposed transaction.

Upon consummation of the proposed transaction it is our intention to retain Steve Bogan as Chief Executive Officer of The Fresh Juice Company on terms to be negotiated.

We would like to meet with the Board of Directors and or the Independent Committee of the Board, to work together towards a mutually successful business combination. We are prepared to meet immediately.

We are excited about the prospects of a combined Fresh Juice and Saratoga, and hope you share the same sentiment. Please let us hear from you by Monday, March 23, 1998.

                               Page 8 of 28 Pages

Very truly yours,

/s/ Robin Prever

Robin Prever

cc:  Steven Bogen
     Gil Bowan
     Michael Brown
     Brian Duffy
     Jeff Heavirland
     Jeff Smith
     Steve Smith

                         SARATOGA BEVERAGE GROUP, INC.
       11 Geyser Road Saratoga Springs New York 12868 TEL: (518) 584-6383
                               FAX: (518)584-0380


                               Page 9 of 28 Pages

EXHIBIT B

                         SARATOGA BEVERAGE GROUP, INC.
                                 11 GEYSER ROAD
                        SARATOGA SPRINGS, NEW YORK 12866




                                                              March 29, 1998



The Fresh Juice Company, Inc.
280 Wilson Avenue
Newark, New Jersey  07105
Attention:  Jeffrey Heavirland

                  Re: Proposed Acquisition of The Fresh Juice Company, Inc. by Saratoga Beverage Group, Inc. (the "Acquisition")

Ladies and Gentlemen:

                  This letter agreement shall confirm our agreement with respect to several aspects of the proposed Acquisition of The Fresh Juice Company, Inc. ("you" or the "Company") by Saratoga Beverage Group, Inc. (the "Buyer") at a purchase price of not less than $3.75 per share payable in cash. The Company acknowledges and agrees that the Buyer will expend significant time, expense and effort in negotiating, analyzing, documenting and completing the Acquisition. Accordingly, you agree that during the Exclusivity Period (as hereinafter defined), except to the extent that the performance by the Company's directors of their fiduciary duties otherwise requires, neither the Company, any of its subsidiaries nor any of their respective directors, officers, employees, representatives, agents and advisors or other persons controlled by the Company shall solicit or hold discussions or negotiations with, or assist or provide any information to, any person, entity, or group (other than the Buyer and its affiliates and representatives) concerning any merger, business combination, disposition of a significant portion of its assets, or acquisition of a significant portion of its capital stock or similar transaction involving the Company; provided, however, that the Board of Directors of the Company may furnish or cause to be furnished such information to, and may participate in such discussions or negotiations with, persons or entities who have made a bona fide proposal if the Board of Directors of the Company believes, in good faith, after consultation with its financial and legal advisors, that such bona fide proposal represents a transaction which is more favorable to the Company's stockholders from a financial point of view and is subject only to reasonable conditions of closing which shall include financing terms reasonably satisfactory to the Company and, in the opinion of counsel to the Board of Directors of the Company, the fiduciary duty of the Board of Directors under applicable law requires it

                              Page 10 of 28 Pages
to furnish or cause to be furnished such information and/or participate in such discussions or negotiations (a "Superior Offer"). The Company will promptly communicate to the Buyer the terms of any proposal, discussion, negotiation, or inquiry relating to a merger or disposition of a significant portion of its capital stock or assets or similar transaction involving the Company and the identity of the party making such proposal or inquiry, which it may receive with respect to any such transaction. As used herein, Exclusivity Period shall mean the period commencing on the date hereof and ending on the earlier of (i) April 25, 1998 and (ii) the Buyer notifying you in writing that negotiations toward the Acquisition are terminated.

                  In addition, you agree that in the event that (A) we enter into a definitive purchase agreement with respect to the Acquisition, and the Acquisition is not consummated for reasons other than as a result of (i) the Buyer being unable to obtain financing, or (ii) any failure on the part of Buyer to comply with its obligations set forth in the definitive purchase agreement or (B) a Superior Offer is accepted by the Company within three (3) months after the termination of the Exclusivity Period, the Company shall pay the Buyer an amount equal to $750,000 inclusive of out-of-pocket expenses in connection with the Acquisition. Notwithstanding anything to the contrary contained herein, in the event that the Acquisition is not consummated because the Company is unable to obtain a fairness opinion from its investment banker and a Superior Offer is not accepted in accordance with the terms outlined in
(B) above, then the Company's only obligation hereunder shall be to reimburse the Buyer for its documented, out-of-pocket expenses in connection with the Acquisition, not to exceed $250,000.

                  You agree that any breach or threatened breach of the covenants contained in the first paragraph of this letter agreement would irreparably injure the Buyer. Accordingly, you hereby agree that, in such event, the Buyer shall be entitled, without the necessity of proving damages, and notwithstanding any election by the Buyer to claim damages, to obtain a temporary and/or permanent injunction to restrain any such breach or threatened breach or to obtain specific performance of any such provisions, all without prejudice to any and all other remedies which the Buyer may have at law or in equity.

                  The prevailing party in any action to enforce its rights under this letter agreement, whether through the institution of legal proceedings or otherwise, shall be entitled to the reimbursement of all fees and expenses (including reasonable fees of counsel) incurred by such prevailing party in connection with such action.

                  You hereby represent and warrant that (i) all necessary action has been taken to authorize the execution of this letter agreement, (ii) the person executing this letter agreement has been duly authorized to do so, and (iii) upon execution, this letter agreement shall be the legal, valid and binding obligation of the Company, binding against it in accordance with its terms.

                  This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.


                              Page 11 of 28 Pages

                  This letter agreement may be executed in counterparts each of which shall be deemed an original, but all of which together constitute one and the same instrument.

                                           SARATOGA BEVERAGE GROUP, INC.


                                           By: /s/ Robin Prever
                                              ------------------------------
                                                   Name: Robin Prever
                                                   Title: CEO

Acknowledged and Agreed:

THE FRESH JUICE COMPANY, INC.


By: /s/ Jeffrey Heavirland
   -----------------------------
   Name: Jeffrey Heavirland
   Title: Vice President of Sales and Administration

                              Page 12 of 28 Pages

EXHIBIT C

                                OPTION AGREEMENT

                  This Option Agreement (the "Agreement") is made and entered into as of the 16th day of March, 1998, by and between Steven Smith (collectively, the "Optionor"), residing at 5 Lawson Lane, Great Neck, New York, and Saratoga Beverage Group, Inc., a Delaware company whose principal executive offices are located at 11 Geyser Road, Saratoga Springs, New York (the "Optionee").

                             W I T N E S S E T H :

                  WHEREAS, the Optionor is the beneficial owner of 1,361,248 shares of common stock, par value $0.01 per share (the "Common Stock"), of The Fresh Juice Company, Inc., a Delaware corporation (the "Company"), representing approximately 21% of the issued and outstanding shares of Common Stock of the Company (based on 6,467,731 shares of Common Stock issued and outstanding as of February 26, 1998); and

                  WHEREAS, the Optionor desires to grant to the Optionee options (the "Option") to purchase 825,000 shares (the "Shares") of Common Stock of the Company, for the price, on the terms and subject to the conditions set forth in this Agreement.

                  NOW THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration (including One Dollar ($1.00) in cash), the adequacy and receipt of which are hereby acknowledged, the parties agree as follows:

         1.       Grant of Options; Exercise Price; Term of Options.

                  (a) Grant of Options. The Optionor hereby grants to the Optionee the option to purchase 825,000 Shares, representing 12.8% of the issued and outstanding shares of Common Stock (based on 6,467,731 shares of Common Stock issued and outstanding as of February 26, 1998), pursuant to the Option.

                  (b) Exercise Price.

                           (i) The price at which the Optionee shall have the
right to purchase the Shares from the Optionor under this Agreement is Three Dollars ($3.00) per Share, subject to adjustment as provided in Paragraph 4 below.

                           (ii) In the event that the Optionee has exercised
the Option, the Optionor shall be entitled to the Upside Rights (as hereinafter defined) in the event that the Company consummates a Business Combination or executes a written agreement, instrument, letter of intent, or understanding within one (1) year from the date of this agreement and consummates the Business Combination under the terms set forth in such written agreement, instrument, letter of intent, or understanding, or with a third party within one hundred twenty (120) days after the exercise by the Optionee of the Option. For purposes of this

                              Page 13 of 28 Pages

Agreement, "Upside Rights" shall mean that (A), the right of the Optionee to purchase the Shares underlying the Option at a price equal to the sum of (1) Three Dollars ($3.00), and (2) Fifty Percent (50%) of the purchase price per Share in such Business Combination in excess of Three Dollars ($3.00); or (B) the right of the Optionor to a payment from the Optionee in an amount equal to Fifty Percent (50%) of the purchase price per Share paid to the Optionee in such Business Combination in excess of Three Dollars ($3.00).

                  (c) Term of Option. The Option shall be exercisable during the period from (i) the earlier to occur of (x) April 1, 1998 or (y) the waiver by parties to the Company's shareholder's agreement of any and all restrictions imposed by such agreement on the ability of the Optionor to sell the Shares to the Optionee or other third party (the earlier of (x) or (y) is hereby referred to as the "Initial Exercise Date") through (ii) April 30, 1998; provided, however, that, in the event that prior to April 30, 1998 the Optionee and the Company execute a written agreement, instrument, letter of intent, or understanding in which the Company agrees to enter into a Business Combination with the Optionee or an affiliate or subsidiary of the Optionee, the Option shall be exercisable during the period from the Initial Exercise Date through the earliest to occur of (A) the consummation of such Business Combination, (B) the termination of all agreements relating to such Business Combination or (C) October 31, 1998.

                  (d) Term of Agreement. Except as expressly set forth in this Agreement, this Agreement shall terminate upon the earliest to occur of (i) the exercise of the Option, (ii) the termination of the period for exercisability of the Option and (iii) such date as may be mutually agreed by the Optionee and the Optionor.

         2. Representations and Warranties of the Optionor. The Optionor represents and warrants to the Optionee as follows:

                  (a) Ownership of Shares. The Optionor owns 1,361,248 shares of Common Stock (the "Owned Shares"), free and clear of any pledge, lien, security interest, mortgage, charge, adverse claim of ownership or use, or other encumbrance of any kind (each, an "Encumbrance"). No other person has any right or option to acquire, or any direct or indirect interest in, or any right or claim against, any of the Owned Shares as of the date hereof. Prior to the termination of this Agreement, except in accordance with the terms of this Agreement, the Optionor shall not sell or agree to sell the 825,000 Owned Shares underlying this option, during such time as this Agreement is in effect, or any direct or indirect interest in, or any right or claim against any of the Owned Shares owned by the Optionor as of the date hereof.

                  (b) Authority. This Agreement has been duly executed and delivered by the Optionor and, assuming due authorization, execution and delivery of this Agreement by the Optionee, this Agreement constitutes the legal, valid and binding obligation of the Optionor enforceable against the Optionor in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency (including, without limitation, all laws relating to fraudulent transfers), moratorium or similar laws affecting creditors' rights and remedies generally, subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and subject to the effect of applicable securities laws as to rights to indemnification.


                              Page 14 of 28 Pages

                  (c) Consents; Compliance. The execution and delivery of this Agreement by the Optionor do not, and the performance of this Agreement by the Optionor will not, require any consent, approval, authorization or other action by, or filing with or notification to, any governmental or regulatory authority, except filing with the Securities and Exchange Commission, where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent the Optionor from performing any of their material obligations under this Agreement. The execution, delivery and performance of this Agreement by the Optionor do not (i) conflict with or violate the charter or by-laws of the Company, or (ii) except as would not prevent the Optionor from performing any of their material obligations under this Agreement, (A) conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to the Optionor, or (B) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on any of the assets or properties of the Optionor pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument relating to such assets or properties to which the Optionor is a party or by which any of such assets or properties is bound.

                  (d) Absence of Litigation. No claim, action, proceeding or investigation is pending, or to the best knowledge of the Optionor, threatened, which seeks to delay or prevent the consummation of the transactions contemplated hereby or which would be reasonably likely to adversely affect or restrict the Optionor's ability to consummate the transactions contemplated hereby.

                  (e) No Brokers. The Optionor has not entered into any contract, arrangement or understanding with any individual, corporation, partnership, joint venture, person, trust, estate, association or other entity (each, a "Person") which could result in the obligation of any Person to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with this Agreement.

         3. Representations and Warranties of the Optionee. The Optionee represents and warrants to the Optionor as follows:

                  (a) Authority. The Optionee has all necessary corporate power and authority to enter into this Agreement, to carry out the Optionee's obligations hereunder and thereunder and to consummate the transactions contemplated hereby. The Optionee has taken all necessary action to authorize the execution, delivery and performance by the Optionee of this Agreement and all other documents or instruments required to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Optionee and, assuming due authorization, execution and delivery by the Optionor, this Agreement constitutes a legal, valid and binding obligation of the Optionee enforceable against the Optionee in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency (including, without limitation, all laws relating to fraudulent transfers), moratorium or similar laws affecting creditors' rights and remedies generally, subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and subject to the effect of applicable securities laws as to rights of indemnification.


                              Page 15 of 28 Pages

                  (b) Consents and Approvals; No Conflict. The execution and delivery of this Agreement do not, and the performance of this Agreement by the Optionee will not, require any consent, approval, authorization or other action by, or filing with or notification to, any governmental or regulatory authority, except where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent the Optionee from performing any of its material obligations under this Agreement. The execution, delivery and performance of this Agreement by the Optionee do not, except as would not have a material adverse effect on the ability of the Optionee to consummate the transactions contemplated by this Agreement, conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to the Optionee.

                  (c) Absence of Litigation. No claim, action, proceeding or investigation is pending, or to the best knowledge of the Optionee, threatened, which seeks to delay or prevent the consummation of the transactions contemplated hereby or which would be reasonably likely to adversely affect or restrict the Optionee's ability to consummate the transactions contemplated hereby.

                  (d) Ownership of Shares. As of the date hereof, the Optionee and its directors collectively beneficially own less than 25,000 Shares.

                  (e) No Other Representations. Except as set forth in this Agreement, the Optionee is not making any representation, warranty, covenant or agreement, oral or written, with respect to the matters contained herein and therein.

                  (f) No Brokers. The Optionee has not entered into any contract, arrangement or understanding with any Person which could result in the obligation of any Person to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with this Agreement.

         4. Adjustments. In the event that the Board of Directors of the Company or a committee thereof shall determine that the outstanding shares of Common Stock are affected by any (i) subdivision or consolidation of shares,
(ii) dividend or other distribution (whether in the form of cash, shares, other securities, or other property) or (iii) recapitalization or other capital adjustment of the Company, such that an adjustment is determined to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available hereunder, then (x) the number and type of Shares which may be subject to the Option, (y) the number and type of Shares subject to the unexercised portion of the Option, and (z) the exercise price per Share with respect to the Option shall be automatically adjusted to prevent dilution or enlargement of the benefits or potential benefits intended to be made hereunder; provided, however, that the exercise price per Share shall not be adjusted below the par value per Share of the Common Stock.

         5. Exercise of Options. The Option shall be exercised when written notice of such exercise, signed by a duly authorized officer of the Optionee, has been delivered or transmitted by facsimile or registered or certified mail, to the Optionor. Said written notice shall be accompanied by payment of the aggregate Option price in cash. Delivery of said payment and notice shall constitute an irrevocable election to purchase the Shares specified in said notice. The person entitled to exercise the Option shall not have the

                              Page 16 of 28 Pages
right or status as a holder of the Shares to which such exercise relates (including without limitation voting rights) prior to receipt by the Optionor of such payment and notice. The options are exercisable in whole and not in part.

         6.       Taxes; Expenses, and Indemnification.

                  The Optionor shall pay all documentary and other transfer taxes, if any, due as a result of the sale of the Shares in accordance with this Agreement. Except as set forth in the first sentence of this Paragraph 6, the Optionee hereby agrees that all fees and expenses incurred by the Optionee in connection with this Agreement shall be borne by the Optionee, and the Optionor hereby agrees that all fees and expenses incurred by the Optionor shall be borne by the Optionor, in each case including without limitation all fees and expenses of such party's counsel and accountants; provided, however, that, upon presentation of invoices therefor, the Optionee shall reimburse the Optionor for the reasonable fees and expenses of Optionor's counsel incurred in connection with this Agreement, up to an aggregate of Ten Thousand Dollars ($10,000). This Paragraph 6 shall survive any termination of this Agreement.

                  The Optionee agrees to indemnify and hold harmless the Optionor against all losses, claims, damages, liabilities and expenses including reasonable costs of investigation arising out of or in connection with any third party claim asserted or commenced against the Optionor as a result of the grant of the option to the Optionee pursuant to the terms of this Agreement and the actions taken or required to be taken by the Optionee in connection therewith: provided, however, that the Optionor shall not be entitled to any indemnification hereunder for any claim which is determined by a court to have resulted from the gross negligence or willful misconduct of the Optionor; provided further, however, that the Optionor shall not be entitled to indemnification hereunder for any actions taken by the Optionor in his capacity as an Officer or Director of the Company.

                  In addition to the foregoing indemnification, it is understood and agreed that in the event that the Optionee consummates a business combination with the Company, the Optionee shall cause the surviving corporation from the business combination to (and the surviving corporation shall) for four (4) years after the date of consummation of the business combination, indemnify and hold harmless the Optionor and Jeff Smith, in their capacity as a director, officer, employee and agent of the Company and/or any of its subsidiaries, against all losses, claims, damages, liabilities or expenses arising out of actions or omissions occurring at or prior to that date of consummation, to the extent as the Optionor is currently indemnified under Delaware Law and the charter or by-laws of the Company and its subsidiaries in effect on the date hereof.

        7. Confidentiality. The parties agree that (i) no public release or announcement (excluding for this purpose filings with the Securities and Exchange Commission or other federal or state securities agencies) concerning the transactions contemplated hereby shall be issued by any party and (ii) neither party will disclose the existence of this Agreement or the intention of such party to consummate the transactions contemplated hereby to any other party, other than the Company, without in either case the prior written consent of the other party, except as required by law or applicable regulations. This Paragraph 7 shall survive any termination of this Agreement.

                              Page 17 of 28 Pages

         8. Headings. Section headings contained in this Agreement are included for convenience only and shall not affect the interpretation of any provisions of this Agreement.

         9. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of, this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

         10. Entire Agreement. This Agreement sets forth the entire understanding and agreement of the parties with respect to their subject matter and supersedes any and all prior understandings, negotiations or agreements among the parties hereto, both written and oral, with respect to such subject matter.

         11. No Third-Party Beneficiaries. This Agreement is for the sole benefit of and binding upon the parties hereto and their successors and assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

         12. Amendment. This Agreement may be amended or modified only by an instrument in writing signed by the Optionee and the Optionor.

         13. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which, when taken together, shall constitute one and the same agreement.

         14. Gender and Number. Whenever used in this Agreement, the singular number shall include the plural, the plural the singular, and the use of any gender shall be applicable to all genders.

         15. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of New York and applicable federal law. The parties agree that any dispute arising in connection with this Option Agreement or the interpretation or construction hereof will be submitted to binding arbitration in the City of Albany, New York, under the Commercial Arbitration Rules of the American Arbitration Association.



                              Page 18 of 28 Pages

              IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.


OPTIONOR:                             OPTIONEE:

                                      SARATOGA BEVERAGE GROUP INC.

 /s/ Steven Smith                     By: /s/ Robin Prever
-------------------------------          --------------------------------------
Steven Smith                             Robin Prever
                                         President and Chief Executive Officer


                              Page 19 of 28 Pages

EXHIBIT D


                   [THE FRESH JUICE COMPANY, INC. LETTERHEAD]


March 30, 1998

VIA TELECOPIER AND ORDINARY MAIL

Ms. Robin Prever
Saratoga Beverage Group, Inc.
11 Geyser Road
Saratoga Springs, New York  12866

Re:      Confidentiality Agreement

Dear Ms. Prever:

Saratoga Beverage Group, Inc. (hereinafter "you") has requested certain information from The Fresh Juice Company, Inc. and its subsidiaries and its affiliates (collectively, "FJCI") in connection with your consideration of a possible investment in FJCI (the "Proposed Transaction"). As a condition to furnishing such information to you, FJCI requires that you agree, as set forth below, to treat such information confidentially.

1. Evaluation Material: The term "Evaluation Material", as used in this letter agreement, includes (a) any information obtained from reviewing the books and records of FJCI; (b) any information obtained from reviewing the facilities and assets of the FJCI; (c) any information furnished to you by FJCI, its affiliates, representatives, agents or advisors, before or after the date of this letter agreement in connection with the Proposed Transaction or any other transaction between FJCI and you; (d) any information of a confidential nature relating in any way to the affairs of FJCI; and (e) all notes, analyses, compilations, studies or other documents in your possession, custody or control, whether prepared by you or by others, which contain any of the information referred to in subparagraphs (a) through (d) in this paragraph 1. The term "Evaluation Material" does not include information which (i) becomes generally available other than as a result of a prohibited disclosure by you or your affiliates, representatives, agents or advisors, (ii) was

                           Page 20 of 28 Pages

Robin Prever
March 30, 1998
Page 2


available to you on a non-confidential basis prior to its disclosure to you by FJCI, its affiliates, representatives, agents or advisors or (iii) becomes available to you on a non-confidential basis from a source other than FJCI, its affiliates, representatives, agents or advisors, provided that such source is not known by you to be bound by a confidentiality agreement relating to the information obtained from FJCI, its affiliates, representatives, agents or advisors or otherwise prohibited from transmitting the information to you by a contractual, legal or fiduciary obligation.

2. Confidential Treatment: You shall treat as confidential, keep secret and not use in the course of your business any of the Evaluation Material and will not, without the prior written consent of FJCI, disclose, furnish or make known or accessible to, or use for the benefit of anyone any of the Evaluation Material except that the Evaluation Material may be disclosed to those of your affiliates, directors, officers, employees, representatives, agents, advisors or lenders (the "Investor Advisory Group") for the purpose of evaluating the Proposed Transaction, provided that prior to any such disclosure to any of the Investor Advisory Group, you advise each member thereof that such information is provided subject the to terms and conditions of this letter agreement.

3. Use of Evaluation Materials: You will not, and you will direct each member of the Investor Advisory Group not to, use any of the Evaluation Material for any reason or purpose other than to evaluate the Proposed Transaction while you are actively engaged in pursuing the Proposed Transaction.

4. No Contact with Other Persons: You agree that from and after the date hereof, other than in connection with and as contemplated in the Option Agreement between you and Steven Smith, you shall not without FJCI's prior consent make any direct or indirect contact with any of FJCI's officers, directors, shareholders, employees, customers, suppliers or lenders, other than persons designated by FJCI. You acknowledge that any such direct or indirect contacts contrary to the terms of this paragraph would cause substantial and irreparable harm to FJCI.

                           Page 21 of 28 Pages

Robin Prever
March 30, 1998
Page 3


5. Required Disclosure: In the event that you or any member of the Investor Advisory Group are requested (by oral question, interrogatories, requests for information or documents, subpoena, civil investigation demand or similar process) to disclose any Evaluation Material, you agree, unless otherwise required by the request or requirement, to provide FJCI with prompt notice of such request(s) so that FJCI may seek an appropriate protective order and/or waive your compliance with the provisions of this letter agreement. It is further agreed that if, in the absence of a protective order or the receipt of a waiver hereunder, you are nonetheless, in the opinion of your counsel, compelled to disclose Evaluation Material, you may disclose such information without liability hereunder and you will only disclose that portion of the Evaluation Material which is legally required to be disclosed.

6. Disclaimer: You acknowledge that neither FJCI, nor its respective affiliates, representatives, agents or advisors make any express or implied representation as to the accuracy or completeness of the Evaluation Material, and each such party expressly disclaims any and all liability that may be based on the Evaluation Material, errors therein or omissions therefrom.

7. Return of Documents: If, for any reason, the Proposed Transaction is not completed, on the written request of FJCI, you shall and each member of the Investor Advisory Group shall (i) cause each of the officers, employees, representatives and affiliates of each such member, if applicable, to promptly return to FJCI all documents, papers, books, records and other materials, including materials in electronic media, (and all copies thereof) constituting Evaluation Material obtained by any of them in connection with the investigation and evaluation of FJCI in the Proposed Transaction, except that you may destroy all or any portion of the Evaluation Material that may be found in analyses, compilations, studies or other documents prepared by you or any member of the Investor Advisory Group, which destruction shall be certified in writing to FJCI, and (ii) refrain from making any adverse statements about FJCI and its business that could reasonably be expected to, and that do, have a material adverse effect on FJCI.

8.       Waiver:  No failure or delay by FJCI in exercising any right, power

                           Page 22 of 28 Pages

Robin Prever
March 30, 1998
Page 4


or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

9. Specific Performance: You understand and agree that money damages would not be a sufficient remedy for any breach by you or any member of the Investor Advisory Group of this letter agreement and that FJCI, without the necessity of pleading or proving irreparable harm, shall be entitled to emergency injunctive relief and specific performance as a remedy for any such breach. Such remedy shall not be deemed to be the exclusive remedy for the breach of this letter agreement but shall be in addition to all other remedies available at law or equity to the non- breaching party.

10. Modification and Termination: This letter agreement may not be changed or terminated orally. This letter agreement shall remain in effect until the earlier of (a) the execution of a definitive agreement regarding the Proposed Transaction or (b) express termination by FJCI in writing, provided however, that no such termination shall relieve you or any member of the Investor Advisory Group of (i) liability for any breach of its obligations hereunder
(ii) the obligations of confidentiality under this letter agreement, and (iii) your obligations under Paragraph 7 hereof..

11. Enforceability: This letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective administrators, successors and assigns. The invalidity or unenforceability of any other provision of this letter agreement shall not affect the validity or enforceability of any other provisions of this letter agreement, which shall remain in full force and effect. No provision of this letter agreement may be waived or amended except by written agreement of the parties hereto, which agreement shall specifically refer to the provision being waived and explicitly make reference to such waiver or amendment. This letter agreement is for the benefit of, and shall be enforceable by, FJCI and its successors and assigns (including any successor to FJCI or to substantially all of FJCI's assets or business by merger, consolidation, purchase of stock or otherwise).

                           Page 23 of 28 Pages

Robin Prever
March 30, 1998
Page 5


12. No Assignment: This letter agreement shall not be assignable by you.

13. Governing Law: This letter agreement shall be governed and construed in accordance with the internal laws of the State of New Jersey. The courts of such state, and any federal court located therein, shall have jurisdiction over all controversies which may arise under or in relation to this letter agreement.

14. United States Securities Laws: Each party to this letter agreement acknowledges that it is aware, and will advise its representatives who are informed as to the matters which are the subject of this letter agreement, that the United States securities laws prohibit any person who has material, nonpublic information concerning a company, such as the Evaluation Material, from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase of sell such securities.

15. Limitation on Future Actions: You agree that for a period ending on the earliest to occur of (i) the execution of a definitive agreement regarding the Proposed Transaction between you and FJCI, (ii) the termination by FJCI of discussions with you or (iii) thirty (30) days after the date of this letter agreement, without the prior written consent of FJCI, you will not (by yourself or with others) (a) acquire, offer to acquire or agree to acquire, directly or indirectly, in any manner, any assets or voting securities of FJCI other than pursuant to the Option Agreement referenced above or (b) announce or publicly propose any transaction involving securities or any assets of FJCI; provided, however, that you may make all federal securities law filings required in connection with the Option Agreement referenced above and all other purchases of the capital stock of FJCI to date. Nothing contained herein shall prevent you from purchasing FJCI's products in the ordinary course of business.

16. Copies of filings. At all times until the earlier of (i) April 25, 1998 and (ii) the date on which you notify FJCI in writing that negotiations toward the Proposed Transaction are terminated, each party

                           Page 24 of 28 Pages

Robin Prever
March 30, 1998
Page 6


will promptly advise and consult with the other, to the extent permitted by applicable law, prior to any and all Securities and Exchange Commission filings relating to the Proposed Transaction and shall provide the other with a draft of same, in the form intended to be filed, not less than twenty-four (24) hours prior to the filing of same; provided, however, that the draft of the Schedule 13D to be filed by you on March 30, 1998 may be provided to FJCI less than twenty-four (24) hours prior to the filing of same.

17. Press Releases. At all times until the earlier of (i) April 25, 1998 and
(ii) the date on which you notify FJCI in writing that negotiations toward the Proposed Transaction are terminated, each party shall promptly advise and consult with the other prior to issuing, or permitting any of its subsidiaries, directors, officers, employees, agents or representatives to issue, any press release or other information to the press or any third-party with respect to the Proposed Transaction.

18. No Obligation: The parties to this letter agreement agree that unless and until a definitive agreement between you and FJCI with respect to the Proposed Transaction has been executed and delivered, neither you nor FJCI will be under any legal obligation of any kind whatsoever with respect to such Proposed Transaction by virtue of this or any written or oral expression with respect to such Proposed Transaction except in the case of (i) this letter agreement for the matters specifically agreed to herein and (ii) the letter agreement dated March 29, 1998 executed in connection with this Confidentiality Agreement.

If you are in agreement with the foregoing, please sign and return one copy of this letter agreement, which will constitute our entire agreement with respect to the subject matter hereof.

Very truly yours,


/s/ Jeffrey Heavirland
------------------------
Jeffrey Heavirland

                           Page 25 of 28 Pages

Robin Prever
March 30, 1998
Page 7

                                            Consented and agreed to this
                                            30th day of March, 1998



                                            Saratoga Beverage Group, Inc.

                                            /s/ Robin Prever
                                            -------------------------------
                                            Robin Prever, Chief Executive
                                            Officer


G:\ATTY\CML\SARATo2.CON

                           Page 26 of 28 Pages

EXHIBIT E


                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Statement on Schedule 13D (including all amendments thereto) with respect to the common stock, par value $.01 per share, of The Fresh Juice Company, Inc., a Delaware corporation.

         This Agreement may be executed in counterparts, each of which taken together shall constitute one and the same instrument.

Date:  March 30, 1998


                                        Saratoga Beverage Group, Inc.



                                        By: /s/ Robin Prever
                                           ------------------------------------
                                        Name: Robin Prever
                                        Title: Chief Executive Officer



                                         /s/ Robin Prever
                                         --------------------------------------
                                         Robin Prever


                              Page 27 of 28 Pages

                                   SCHEDULE A

          PURCHASES OF THE SHARES WITHIN THE LAST 60 DAYS BY SARATOGA



                            NUMBER              PRICE
          DATE            OF SHARES          PER SHARE           VALUE
          ----            ---------          ---------           -----
        03/04/98            10,300          $2.3570146        $24,277.25
        03/12/98             2,000           2.3962500          4,792.50
        03/13/98             1,000           2.3975000          2,397.50
        03/23/98             5,000           2.3955000         11,977.50
        03/19/98            20,500           2.9500000         60,475.00
        03/23/98            22,600           3.0422345         68,754.50



                              Page 28 of 28 Pages